UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Fourth Quarter and Full Year 2007 Earnings Report

February 26, 2008

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA, reported its unaudited, preliminary results for the fourth quarter and full year 2007 today. All comparisons are with respect to the comparable period of the prior year.

Highlights

Fourth quarter 2007

•	Passenger traffic totaled 3.6 million in the quarter, an increase of 17.9%. Eleven of our 13 airports reported increases. Domestic traffic grew 21.3%; international traffic grew 3.4%.
•	Total net revenues increased 12.3% to Ps. 485 million.
•	Cost of services and administrative expenses rose 12.1% to Ps. 176 million, as compared to Ps. 157 million in the same period of 2006.
•	Cost of services and administrative expenses per passenger decreased 4.9% to Ps. 48.9, as compared to Ps. 51.4 in the same period of 2006.
•	Operating income increased 27.3%, as compared to the fourth quarter of 2006.
•	Adjusted EBITDA rose 12.3% to Ps. 269 million, equivalent to a 55.5% margin.
•

Taxes increased to Ps. 572 million from Ps. 36 million in the prior year period, resulting from non-cash charges for the implementation of the new minimum corporate flat rate tax (IETU) in Mexico and the repeal of the asset tax.

•	As a result of the tax reform, there was a net loss of Ps. 390 million. The loss per share was Ps. (0.98), or US$(0.72) per American Depositary Share (ADS).

Full year 2007

•	Passenger traffic reached 14.2 million, an increase of 20.6%. Domestic traffic grew 26.8%, and international traffic decreased 2.1%.
•	The Culiacan and Acapulco airports each surpassed the one million passengers for the year.
•	Total net revenues increased 12.4% to Ps. 1,897 million.
•	Costs and administrative expenses were Ps. 678 million, an increase of 6.7% as compared to Ps. 635 million in 2006.
•	Costs and administrative expenses per passenger decreased 11.5% to Ps. 47.7, as compared to Ps. 53.9 in 2006.
•	Operating income increased 16.3%.
•	Adjusted EBITDA grew 15.9% to Ps. 1,064 million. The EBITDA margin was 56.1%, compared to 54.4% in 2006.
•

Net income decreased 93.4% to Ps. 31 million, as a result of the effect of the fiscal reform and the accounting norms related to taxes. Earnings per share were Ps. 0.08, and earnings per ADS were US$0.06.

•

Capital expenditures were Ps. 658 million, an increase of 49.5% compared to 2006. The investments include those in the Master Development Plan as well as strategic investments and were designed principally to improve and expand the terminals, runways, platforms, and safety equipment of our airports.

•	Cash and cash equivalents as of December 31, 2007 were Ps. 1,757 million.

Passenger Traffic

Fourth quarter 2007

During the fourth quarter of 2007, total passenger traffic increased 17.9% (+547,759 terminal passengers) as a result of an increase in both domestic and international passenger traffic. Eleven of our thirteen airports recorded increases in total traffic, and six airports had double digit rates of growth. The airports with the highest rates of growth were Reynosa, Ciudad Juárez, San Luis Potosí, Culiacán, and Monterrey (See Annex Table 1, Passenger Traffic). The number of airport operations increased 7.8% in the fourth quarter of 2007, as compared to the same period of 2006.

Domestic traffic grew 21.3% as compared to the same quarter of 2006. Twelve of our 13 airports had increases in domestic traffic. This growth was due to an increase in routes and/or frequencies by some traditional airlines and to an even greater extent by the new airlines.

Reynosa had the largest percentage increase, followed by San Luis Potosí and Ciudad Juárez. Passenger traffic at Zacatecas airport decreased 21.0% as a result of the suspension of operations of Líneas Aéreas Azteca.

International traffic increased 3.4% as compared to the fourth quarter of 2006. Eight airports reported international passenger traffic growth, with the highest rates of growth at Culiacán, Chihuahua, and San Luis Potosí. This growth was principally a result of the performance of the traditional airlines.

The Acapulco, Zacatecas, Durango, Tampico, and Torreón airports recorded decreases as a result of a reduction in frequencies of scheduled airlines and charter flights and the cancellation of some international routes.

Full year 2007

During 2007, total passenger traffic increased 20.6% as a result of the increase in domestic passenger traffic that offset a decrease in international traffic. The largest increases in overall passenger traffic were at the Reynosa, Culiacán, Ciudad Juárez, Chihuahua, Torreón, and Monterrey airports. The Acapulco and Culiacán airports each passed the one million passenger per year threshold. The new airlines opened 17 routes that had not been operated before, and accounted for 26.0% of total passenger traffic during the year. The number of airport operations grew 10.8% in 2007, as compared to the prior year.

The increase of 26.8% in domestic traffic during 2007 was a mainly result of the addition of routes and flight frequencies, principally by the new airlines. Ten of our thirteen airports grew over 20%. The airports with the highest domestic traffic growth were Reynosa, Culiacán, and Chihuahua. During 2007, 20 new domestic routes were opened at the group’s airports.

International traffic decreased 2.1%. The cancellation of certain routes and a decrease in frequency of international scheduled and charter flights affected principally the tourist destination airports of Acapulco, Zihuatanejo, and Mazatlán, and the airports of Durango, Zacatecas, and Tampico.

Revenues

Total net revenues during the fourth quarter of 2007 were Ps. 485.3 million, a 12.3% increase as compared to the fourth quarter of 2006. The mix of revenues in the fourth quarter of 2007 was 82.2% aeronautical revenues and 17.8% non-aeronautical revenues.

For 2007, total net revenues increased 12.4% as compared to 2006. The mix of revenues for 2007 was 81.7% aeronautical revenues and 18.3% non-aeronautical revenues.

Aeronautical net revenues in the fourth quarter of 2007 increased 12.4%, or Ps. 43.9 million, as compared to the fourth quarter of 2006.

In the fourth quarter, revenues from domestic passenger charges (TUA, tarifa de uso de aeropuerto) grew 20.2% in the fourth quarter of 2007; international passenger charges grew 4.1%; and other airport and complementary services grew 1.1%. Aeronautical revenue per passenger decreased 4.7%, principally because the rate of growth of international TUA and other airport and complementary services was less than the rate of growth of total passengers.

Aeronautical net revenues for the full year increased 13.0%, or Ps. 178.9 million, as compared to 2006.

For the year, domestic passenger charges grew 22.1%; international passenger charges increased 1.1%; and other airport and complementary services increased 4.3%. Aeronautical revenues per passenger decreased 6.3% for the full year, principally because the rate of growth of international TUA and other airport and complementary services was less than the rate of growth of total passengers.

Non-aeronautical revenues increased 12.2%, or Ps. 9.4 million, during the fourth quarter of 2007. The growth in non-aeronautical revenues reflects our commercial initiatives. Some of the most important initiatives carried out during this period were:

•	opening of new commercial spaces in Monterrey, Acapulco, Mazatlán, and Torreón airports;
•	leasing of new car rental kiosks in Ciudad Juárez and Culiacán airports; and
•	recovery of three retail spaces in the Tampico airport that were being litigated.

The revenue items that showed the most significant increases were:

•	parking (+8.9%);
•	restaurants (+29.2%);
•	other leases (+22.7%);
•	retailers (+18.4%); and
•	advertising (+11.8%).

Non-aeronautical revenues per passenger during the fourth quarter were Ps. 24.0, a 5.0% decrease compared to the prior year period.

During 2007, non-aeronautical revenues increased Ps. 31.2 million (+9.9%) as compared to the prior year. The items that recorded the largest increases were:

•	parking (+16.1%);
•	restaurants (+27.7%);
•	car rentals (+24.6%);
•	retailers (+12.9%); and
•	other leases (+12.5%).

Duty free revenues decreased Ps. 1.6 million, or 10.4%, as a result of the decrease in international passengers during the year and security measures in effect for flights to the United States.

Non-aeronautical revenues per passenger were Ps. 24.5 during 2007, a decrease of 8.9% compared to the prior year.

Costs and operating expenses

Cost of services and administrative expenses, which are the direct result of the company’s operating activities, increased by 12.1% in the fourth quarter of 2007, compared to the prior year period. For the full year 2007, these costs and administrative expenses increased 6.7%. Costs and administrative expenses per passenger declined 4.9% in the fourth quarter of 2007 and 11.5% in the full year 2007, as compared to the prior year periods. This reduction is a result of economies of scale and the increase in traffic, as well as cost control measures pursued during the year.

•	Cost of services increased 12.6% during the fourth quarter of 2007 and 5% in the full year. The increases were principally the result of increased costs from opening temporary Terminal C in Monterrey.

In the fourth quarter of 2007 there were increases in the employee retirement provision (+Ps. 3.2 million), materials and supplies (+Ps. 1.7 million), and personnel transportation (+Ps. 1.5 million).

During the full year, the principal increases were security (+Ps. 5.2 million), minor maintenance (+Ps. 3.0 million), and payroll (+Ps. 2.8 million).

•

General and administrative expenses increased 11.5% in the fourth quarter of 2007, as compared to the same period of 2006, principally as a result of professional fees for legal, accounting, tax, communication, and control services (+Ps. 3.9 million) and IT services (+Ps. 2.9 million). For 2007, general and administrative expenses increased 8.1% principally as a result of higher professional fees (+Ps. 17.0 million), and IT services (+Ps. 4.9 million).

The increase in professional fees, IT services, and listing fees during the fourth quarter and full year 2007 is principally the result of compliance costs related to becoming a publicly-listed company.

•	Airport concession taxes and the technical assistance fee are calculated as a percentage of gross revenues and Adjusted EBITDA before technical assistance, respectively.

Airport concession taxes increased 15.4% in the fourth quarter of 2007 and 16.2% in the full year 2007.

The technical assistance fee increased 11.0% in the fourth quarter of 2007 and 15.9% during the full year.

•

Depreciation and amortization decreased 4.1% during the fourth quarter of 2007. This decrease is principally a result of changes in the estimate of the useful life of runways, taxiways, and aprons which affected the amount accrued in the fourth quarter of 2006. During the full year 2007, depreciation and amortization increased 15.1%, as a result of investments carried out during the year.

Total costs and operating expenses were Ps. 326.6 million in the fourth quarter of 2007, an increase of 6.2%, as compared to the same period of 2006. During 2007, costs and operating expenses increased Ps.108.2 million, or 10.2%, as compared to 2006.

Operating income was Ps. 158.7 million in the fourth quarter of 2007, an increase of 27.3% as compared to the prior year period. During 2007, operating income increased 16.3% to Ps. 727.9 million. The increase in operating income resulted from the faster growth of revenues as compared to costs and expenses.

Adjusted EBITDA

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 12.2% during the fourth quarter of 2007 to Ps. 269.3 million. During 2007, Adjusted EBITDA increased 15.9% to Ps. 1,064.1 million.

The Adjusted EBITDA margin for the fourth quarter was 55.5%, unchanged from the fourth quarter of 2006. For 2007, the Adjusted EBITDA margin was 56.1% as compared to 54.4% in 2006.

Other income (expense), financing income, and taxes

Other income (expense), net during the fourth quarter 2007 was income of Ps. 2.8 million, compared to expense of Ps. 21.5 million in the prior year period. For the full year, this item was an expense of Ps. 7.6 million, a reduction of 75.3% as compared to 2006. These variations reflect the fact that certain expense and income items that were included in this line item in 2006 have been reclassified and recorded as increases or decreases to costs and operating expenses, effective January 1, 2007. In addition, effective January 2007, this line item includes statutory employee profit sharing (PTU), previously included in taxes.

Integral financing income in the fourth quarter of 2007 was Ps. 20.7 million, an increase of 589.8% compared to the same quarter of 2006. This is principally the result of a lower monetary position loss and a lower exchange loss as compared to the 2006 period. For 2007, integral financing income increased 36.8%, principally as a result of lower monetary position loss.

Tax expense in the fourth quarter of 2007 was Ps. 572.4 million, as compared to Ps. 36.3 million in the fourth quarter of 2006. For the full year 2007, taxes were Ps. 785.4 million, an increase of 299.7% as compared to the 2006 level.

The increase in taxes is the result of the implementation by Mexico of a tax reform that created a new minimum corporate flat rate tax (Impuesto Empresarial a Tasa Única, IETU) and the application of the relevant Financial Information Norms. As a result of the application of INIF 8 (see explanatory notes), deferred income tax of Ps. 598 million was cancelled and deferred IETU of Ps. 1,074 million was recorded. In addition, the IETU regulations limit the amount of asset taxes paid in prior periods that can be recovered. As a result Ps. 113 million in recoverable asset taxes was cancelled. These accounting charges do not represent a cash outflow.

Net Income

Principally as a result of the effects of the tax reform, there was a net loss in the fourth quarter of 2007 of Ps. 390.2 million, as compared to net income of Ps. 69.8 million in the fourth quarter of 2006; the loss per share was Ps. (0.98), or US$(0.72) per ADS. For the full year 2007, net income was Ps. 31.2 million, a decrease of 93.4% as compared to the prior year period. Earnings per share were Ps. 0.08, and earnings per ADS were US$0.06. Each ADS represents eight Series B shares.

Capital expenditures

Capital expenditures totaled Ps. 658.0 million in 2007, a 49.5% increase as compared to 2006. These investments include those under the Master Development Plan and strategic investments, and were designed principally to improve and expand the terminals, runways, platforms, and safety equipment at our airports.

Investments were made in all 13 airports, and the principal investments in the fourth quarter of 2007 were:

•	Advance in the construction of Terminal B and its aviation platforms at Monterrey airport.
•	Expansion of the temporary Terminal C at Monterrey airport.
•	Remodeling and expansion of the terminal building and major maintenance of the principal runway and taxiways at the Durango airport.
•	New general aviation platform at the Chihuahua airport.
•

Several investments in operational safety, including replacement of the landing approach lighting system at Monterrey airport, and installation of new backup runway lighting systems at the Zacatecas and Torreón airports.

•	Acquisition of three specialized vehicles for the Emergency Response and Firefighting Units (CREI) at the Monterrey, Tampico, and Mazatlan airports.

Liquidity

During 2007, OMA generated resources from operations totaling Ps. 1,285.5 million, of which Ps. 658.0 million were used for capital expenditures, Ps. 229.2 million were used for the payment of the first two of four quarterly dividend installments, and Ps. 99.6 million was used to purchase our own shares through the share repurchase program. The result was an Ps. 83.7 million increase in cash and equivalents, even with the increase in investments, the dividend payments, and the share repurchases. Accounting charges as a result of the fiscal reform did not impact cash flows.

As of December 31, 2007, OMA had cash and cash equivalents of Ps. 1,756.7 million, 5.0% above the December 31, 2006 level. OMA has no debt.

Subsequent developments

Inflation adjustments: On January 1, 2008, the new financial information norm B-10 “Effects of inflation” went into effect. This norm requires that financial statements be restated for the effects of inflation when there is an inflationary environment (defined as cumulative price increases over the prior three years equal to or greater than 26%), and that no inflation adjustments should be made while in a non-inflationary environment. OMA will apply this norm starting January 2008.

Employee benefits: OMA will recognize in its financial statements effective January 1, 2008 employee benefits and other provisions related to NIF D-3 “Employee benefits,” which includes the norms relative to current and deferred employee statutory participation in profits, which was previously covered by Bulletin D-4.

Income Taxes: OMA will apply NIF D-4 “Income taxes,” which went into effect on January 1, 2008, and which establishes the rules for the accounting valuation, presentation, and disclosure of current and deferred income taxes incurred during the reporting period.

Statement of cash flows: For reporting periods starting January 1, 2008, and in compliance with NIF B-2 “Cash flow statement,” OMA will replace the statement of changes in financial condition with a cash flow statement that shows the inflow and outflow of cash during the period, using one of several recommended methods.

Third quarterly dividend payment: On January 15, 2008 OMA paid the third installment of the dividend approved by the Shareholders’ Meeting held on April 27, 2007. The amount for each installment was Ps. 0.26851588645 per share.

Annex Table 1

(Thousands of terminal passengers-excludes transit passengers)

Total Passengers	4Q 06	4Q 07	% Var.	2006	2007	% Var.
Acapulco	236.4	251.7	**6.5**	994.3	1,057.3	**6.3**
Ciudad Juárez	185.7	246.9	**32.9**	698.8	908.8	**30.1**
Culiacán	240.3	304.4	**26.7**	844.0	1,137.6	**34.8**
Chihuahua	181.0	215.6	**19.2**	664.4	854.8	**28.7**
Durango	66.9	68.0	**1.7**	236.2	279.3	**18.3**
Mazatlán	194.3	221.3	**13.9**	819.2	905.0	**10.5**
Monterrey	1,376.8	1,674.7	**21.6**	5,253.6	6,559.6	**24.9**
Reynosa	35.1	62.2	**77.1**	137.0	191.3	**39.7**
San Luis Potosí	53.5	69.0	**29.0**	227.1	264.3	**16.4**
Tampico	134.9	146.3	**8.5**	485.1	580.1	**19.6**
Torreón	123.7	127.3	**2.9**	410.1	522.3	**27.4**
Zacatecas	75.5	62.1	**(17.8)**	332.2	277.3	**(16.5)**
Zihuatanejo	150.0	152.4	**1.6**	681.6	674.6	**(1.0)**
Total	**3,054.0**	**3,601.8**	**17.9**	**11,783.6**	**14,212.5**	**20.6**

Domestic Passengers	4Q 06	4Q 07	% Var.	2006	2007	% Var.
Acapulco	166.9	193.5	**15.9**	638.5	740.2	**15.9**
Ciudad Juárez	185.4	246.4	**32.9**	697.5	907.0	**30.0**
Culiacán	235.8	294.8	**25.0**	818.2	1,097.8	**34.2**
Chihuahua	163.0	193.7	**18.8**	588.5	772.6	**31.3**
Durango	59.4	61.2	**3.1**	192.0	248.7	**29.5**
Mazatlán	90.6	116.8	**28.9**	364.7	456.3	**25.1**
Monterrey	1,149.5	1,427.6	**24.2**	4,314.5	5,616.9	**30.2**
Reynosa	35.1	62.0	**76.4**	136.9	190.7	**39.3**
San Luis Potosí	35.3	47.0	**33.2**	150.8	183.4	**21.6**
Tampico	122.6	134.6	**9.8**	432.4	532.0	**23.0**
Torreón	102.2	106.5	**4.2**	336.2	441.6	**31.3**
Zacatecas	53.0	41.9	**(21.0)**	235.5	185.3	**(21.3)**
Zihuatanejo	88.0	89.6	**1.9**	352.7	368.1	**4.4**
Total	**2,486.8**	**3,015.6**	**21.3**	**9,258.3**	**11,740.5**	**26.8**

International Passengers	4Q 06	4Q 07	% Var.	2006	2007	% Var.
Acapulco	69.5	58.2	**(16.3)**	355.8	317.1	**(10.9)**
Ciudad Juárez	0.4	0.5	**31.2**	1.3	1.8	**37.9**
Culiacán	4.4	9.5	**114.8**	25.7	39.8	**54.5**
Chihuahua	18.0	22.0	**22.2**	75.9	82.1	**8.2**
Durango	7.5	6.8	**(8.9)**	44.2	30.6	**(30.7)**
Mazatlán	103.6	104.5	**0.8**	454.5	448.7	**(1.3)**
Monterrey	227.3	247.1	**8.7**	939.1	942.7	**0.4**
Reynosa	0.0	0.3	**0.0**	0.1	0.6	**683.8**
San Luis Potosí	18.2	22.0	**20.9**	76.3	81.0	**6.1**
Tampico	12.3	11.7	**(4.6)**	52.7	48.1	**(8.8)**
Torreón	21.5	20.8	**-3.5**	73.9	80.7	**9.3**
Zacatecas	22.5	20.2	**(10.2)**	96.8	92.0	**(4.9)**
Zihuatanejo	62.0	62.8	**1.3**	328.9	306.6	**(6.8)**
Total	**567.2**	**586.3**	**3.4**	**2,525.3**	**2,471.9**	**(2.1)**

See notes and disclaimers

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Notes and disclaimers

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services, including airport and complementary revenues. Airport revenues include departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Complementary services include ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others.

Cargo unit: equivalent to 100 kg of cargo.

Constant pesos: All peso (Ps.) amounts are expressed in constant pesos of December 31, 2007 purchasing power.

Earnings per share and ADS: the weighted average of shares or ADS outstanding for each period (3 months and 12 months) is used.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.9043/US$.

INIF 8: An interpretation of Mexican Financial Information Norms “The effects of the Minimum Corporate Flat Rate Tax,” to enable application of Financial Information Norm D-4 “Income Taxes” and Bulletin D-4 “Accounting treatment of income taxes, asset taxes, and statutory workers profit sharing.”

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Information Norms (NIF): financial statements and other information are presented in accordance with current Financial Information Norms in Mexico. These norms differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA, Tarifa de Uso de Aeropuerto): departing passengers, excluding connecting passengers, diplomats, and infants.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period.

Regulated leases: leases of space to airlines and other service providers that are necessary for providing aeronautical services.

Segment results: Effective the third quarter of 2006, we adopted a new method for the allocation of inter-company expenses. The application of this method is expected to provide greater efficiency in the management of cash flows within OMA. This change affected operating income and Adjusted EBITDA reported by individual airports but is eliminated in consolidation, and thus does not affect our consolidated results. The segment results for the fourth quarter and full year 2007 reflect this change.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements for the fourth quarter of 2007 are unaudited, preliminary statements.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: February 27, 2008